
December 17, 2014

<u>Via E-mail</u>
Roberto Egydio Setubal
Chief Executive Officer
Itau Unibanco Holding S.A.
Praca Alfredo Egydio de Souza Aranha, 100
04344-902 Sao Paulo, SP, Brazil

> **Re: Itau Unibanco Holding S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 2, 2014**
> **File No. 001-15276**

Dear Mr. Setubal:

    We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2013</u>

<u>Market Risk, page A-172</u>

<u>VaR – Institutional Treasury Trading Portfolio, page A-178</u>

1. You state in your discussion of VaR - institutional treasury trading portfolio that the unit segregates its risk management from the Banking and Trading Portfolios. In your future filings please revise this section or the disclosure on page A-174 to more clearly explain the purpose and composition of the institutional treasury trading portfolio and how it differs from the global trading portfolio.

Financial Performance, page A-237

2. Footnotes 1 and 2 to your overdue and non-overdue tables on pages A-261 to A-266 currently quantify the aggregate amount of non-accrual loans that are presented in the total of overdue and non-overdue loans. For example, your disclosure appears to indicate that an unknown amount of nonaccrual loans within the total of R$18,065 million are split between the total of R$12,991 million overdue loans on page A-263 and the R$398,711 million non-overdue loans on page A-264. In your future filings, please revise footnote 1 to present the amount of nonaccrual loans presented in the respective table so the reader can ascertain the amount of nonaccrual loans that are included in the total of the R$12,991 million loans.

3. Please tell us and revise your future filings to clearly explain how the "loans overdue not impaired" of R$18,586 million on page A-267 relate to total of overdue loans and leases of R$12,991 million on page A-263.

4. You disclose on page A-253 that you consider all loans and leases more than 60 days overdue as nonaccrual. Please tell us the reasons that nonaccrual loans would be reflected in your non-overdue loan tables. Specifically explain the extent to which such loans have been renegotiated.

Tabular Disclosure of Contractual Obligations, page A-288

5. Your disclosure in footnote 1 to your Contractual Obligations table states that Interbank and Institutional Market Debt amounting to R$111,376 million and R$72,055 million, respectively, includes total estimated interest payments (including for derivatives). Please tell us and revise your future filings to clarify how the amounts in the Contractual Obligations table include total estimated interest when such amounts agree to the carrying amount at amortized cost for Interbank and Institutional market debt presented on page F-5.

6. Given that the endorsements and sureties of R$71,162 million on F-164 agrees to the amount of guarantees and standby letters of credit, please tell us how your table on A-238 reflects your letters of credit of R$11,431 million on page F-164.

Results, page A-294

7. We note from your discussion on page A-307 that in 2013 income from insurance private pension and capitalization transactions before claim and selling expenses increased mainly due to lower expenses as a result of change in reserves for insurance and private pension, partially offset by the decrease in income from insurance and private pension. Given the significance of your insurance, pension plan, and capitalization business to net income, please revise your future filings to more fully discuss the underlying activity reflected in these amounts, including the reasons for and nature of the change in the reserves. Provide quantification of the impact of the reasons cited for the changes in the balances, and discuss the interaction between the change in reserves with the changes in claims expense.

2.4 Summary of Main Accounting Practices, page F-17

a) Consolidation, page F-17

8. You disclose that the effects arising from adopting IFRS 10 resulted in an increase of R$489 million in non-controlling stockholders equity and represent amounts related to your investments that were previously not consolidated under IAS 27 and SIC 12. Please tell us and revise your future filings to more clearly explain the types of entities that were reflected in this adjustment and the basis for the change in accounting treatment. Clarify the extent to which that increase in non-controlling stockholders' equity and amounts presented in the table on page F-18 relate to joint ventures previously proportionately consolidated and are now fully consolidated as of January 1, 2013.

Note 36 – Management of Financial Risks, page F-162

9. We note that you identify Brazilian inflation indexes as a risk factor that you measure and analyze in your key market risk metrics, specifically, VaR, and sensitivity analyses. In your future filings, please enhance your related market risk discussion to discuss the strategies used by management in managing this market risk exposure, including related objectives and policies. Refer to paragraph 33(b) of IFRS 7 for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at (202) 551-3368 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief